As filed with the Securities and Exchange Commission on November 30, 2006
Registration No. 333-133919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1
TO THE REGISTRATION STATEMENT ON FORM F-4
UNDER
THE SECURITIES ACT OF 1933

ALCATEL LUCENT
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant name into English)

Republic of France	4813	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

54, rue La Boétie
75008 Paris, France
011 33 (1) 40 76 10 10
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen R. Reynolds
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(Name and address of agent for service)
(908) 582-8500
(Name and address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Roger S. Aaron, Esq. Steven F. Arcano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933 (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☑ 333-133919

INTRODUCTORY STATEMENT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
SIGNATURES
EXHIBIT INDEX
EX-8.2: OPINION OF WACHTELL, LIPTON, ROSEN & KATZ REGARDING CERTAIN US FEDERAL INCOME TAX MATTERS

INTRODUCTORY STATEMENT
     This Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-133919) (the “Registration Statement”) is filed solely to include Exhibit 8.2 as an additional exhibit to the Registration Statement. In accordance with Section 462(d) of the Securities Act of 1933, as amended, this post-effective amendment shall become effective immediately upon filing with the Securities and Exchange Commission.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) See Exhibit Index.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on November 30, 2006.

ALCATEL LUCENT
By:	/s/ Jean-Pascal Beaufret
Name:	Jean-Pascal Beaufret
Title:	Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jean-Pascal Beaufret and Pascal Durand-Barthez, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to execute in his name, place and stead, in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as could be done in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 30, 2006:

Signature	Title

Chief Executive Officer and Director
/s/ Patricia F. Russo Patricia F. Russo	(Principal Executive Officer)

Chief Financial Officer
(Principal Financial Officer and
/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret	Principal Accounting Officer)

/s/ Serge Tchuruk Serge Tchuruk	Chairman of the Board of Directors

/s/ Daniel Bernard Daniel Bernard	Director

/s/ W. Frank Blount W. Frank Blount	Director

/s/ Jozef Cornu Jozef Cornu	Director

Signature	Title

/s/ Linnet F. Deily
Linnet F. Deily	Director

/s/ Robert E. Denham
Robert E. Denham	Director

/s/ Jean-Pierre Halbron
Jean-Pierre Halbron	Director

/s/ Edward E. Hagenlocker
Edward E. Hagenlocker	Director

/s/ Lady Sylvia Jay CBE
Lady Sylvia Jay CBE	Director

/s/ Karl J. Krapek
Karl J. Krapek	Director

/s/ Daniel Lebègue
Daniel Lebègue	Director

/s/ Henry B. Schacht
Henry B. Schacht	Director

Jean-Cyril Spinetta	Director

/s/ Stephen R. Reynolds
Stephen R. Reynolds	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of April 2, 2006, by and among Lucent Technologies Inc., Alcatel and Aura Merger Sub, Inc.

4.1
Form of Amended and Restated Deposit Agreement, as further amended and restated as of November 22, 2006, among Alcatel, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Shares issued thereunder, including the form of ADR (incorporated by reference to Exhibit 1(1) to the Registration Statement on Form F-6 of Alcatel ((File No. 333-138770)).

5.1*	Opinion of Pascal Durand-Barthez regarding the legality of the securities being registered.

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters.

8.2	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters.

23.1*	Consent of Deloitte & Associés.

23.2*	Consent of PricewaterhouseCoopers LLP.

23.3*	Consent of Pascal Durand-Barthez (included in Exhibit 5.1).

23.4*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).

24.1	Power of Attorney (included on the signature page of this registration statement).

99.1*	Consent of Goldman Sachs International.

99.2*	Consent of J.P. Morgan Securities Inc.

99.3*	Consent of Morgan Stanley & Co. Incorporated.

99.4*	Consent of BNP Paribas.

*	Previously filed.